UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AlloVir, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

019818103

(CUSIP Number)

John R. Wilson

2100 Old Highway 8 N.W.

New Brighton, Minnesota 55112

651-628-9259

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of Reporting Persons: John Robert Wilson
(2)	Check the Appropriate Box if a Member of a Group (see instructions): (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	Sole Voting Power 3,157,878(1)
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 3,157,878 (1)
	(8)	Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,355,877 (1)(2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): ☒
(11)	Percent of Class Represented by Amount in Row (9): 4.69%(3)
(12)	Type of Reporting Person (see instructions): IN

(1)	See Item 4.

(2)	Includes 2,197,999 shares of the Issuer’s common stock that are held by Cresset Trust Company, LLC (formerly known as Meristem Trust Company, LLC) as trustee of the John R. Wilson Irrevocable Trust dated July 9, 2020. The Reporting Person does not serve as a trustee of such trust and has no voting or dispositive power with respect to these shares. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his security interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(3)	This percentage is calculated based on 114,063,336 shares of common stock outstanding of the Issuer as of October 27, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023 (the “10-Q”).

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EXPLANATORY NOTE

Pursuant to Rule 13d-1(d), the Reporting Person (as defined below) filed a corrective Schedule 13G on the date hereof, in connection with the initial public offering of the Issuer (as defined below) and commencement of trading of its common stock on the NASDAQ Global Select Market on or about July 29, 2020.

This Schedule 13G/A is filed by the Reporting Person pursuant to Rule 13d-1(d) in order to disclose all the reportable changes since the initial public offering of the Issuer. On December 16, 2020, the Reporting Person transferred 3,214,955 shares of the Issuer’s common stock to John R. Wilson, as Trustee of the John R. Wilson Revocable Trust Agreement dated August 3, 2017, which means that the “Date of Event Which Requires Filing of this Statement” is December 16, 2020 (the “Initial Date”) and that the due date for filing this Schedule 13G/A pursuant to Rule 13d-1(c) was February 14, 2021. However, the Reporting Person inadvertently failed to file a Schedule 13G/A at that time and is filing this corrective Schedule 13G/A on the date hereof. Although the original Schedule 13G/A was not timely filed, the security ownership of the Reporting Person was otherwise fully disclosed on the Reporting Person’s filings made under Section 16 of the Securities Exchange Act of 1934 and also in the definitive Proxy Statements of the Issuer filed on April 12, 2021, April 6, 2022 and March 31, 2023.

On or about June 22, 2023 (the “June 2023 Offering Date”), the Issuer commenced an underwritten public offering of its common stock, as a result of which the Reporting Person ceased to be the beneficial owner of more than 5 percent of the Issuer’s common stock. As shown in Item 4 below, the information with respect to the beneficial ownership of the Issuer’s common stock by the Reporting Person is provided as of the Initial Date, and also includes disclosure of all transactions involving the Issuer’s common stock that were effected by the Reporting Person during such period beginning on December 16, 2020 and ending as of the June 2023 Offering Date. There have been no transactions involving the Issuer’s common stock that were effected by the Reporting Person after the June 2023 Offering Date, through December 31, 2023.

Item 1(a) Name of issuer: AlloVir, Inc. (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices: 1100 Winter Street, Waltham, Massachusetts 02451

2(a) Name of person filing: John Robert Wilson (the “Reporting Person”)

2(b) Address or principal business office or, if none, residence: 2100 Old Highway 8 N.W., New Brighton, Minnesota 55112

2(c) Citizenship: United States

2(d) Title of class of securities: Common stock, $0.0001 par value per share

2(e) CUSIP No.: 019818103

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: _____________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of the Initial Date:

5,562,954 shares of the Issuer’s common stock.

On the Initial Date, the Reporting Person transferred 3,214,955 shares of the Issuer’s common stock to John R. Wilson, as Trustee of the John R. Wilson Revocable Trust Agreement dated August 3, 2017.

Includes 2,347,999 shares of the Issuer’s common stock that were held by Cresset Trust Company, LLC (formerly known as Meristem Trust Company, LLC) as trustee of the John R. Wilson Irrevocable Trust dated July 9, 2020. The Reporting Person does not serve as a trustee of such trust and has no voting or dispositive power with respect to these shares. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his security interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of such shares for any purpose.

As of December 31, 2021:

5,354,461 shares of the Issuer’s common stock.

Includes 2,197,999 shares of the Issuer’s common stock that were held by Cresset Trust Company, LLC (formerly known as Meristem Trust Company, LLC) as trustee of the John R. Wilson Irrevocable Trust dated July 9, 2020. The Reporting Person does not serve as a trustee of such trust and has no voting or dispositive power with respect to these shares. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his security interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of such shares for any purpose.

As of December 31, 2022:

5,355,877 shares of the Issuer’s common stock.

Includes 2,197,999 shares of the Issuer’s common stock that were held by Cresset Trust Company, LLC (formerly known as Meristem Trust Company, LLC) as trustee of the John R. Wilson Irrevocable Trust dated July 9, 2020. The Reporting Person does not serve as a trustee of such trust and has no voting or dispositive power with respect to these shares. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his security interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of such shares for any purpose.

As of the June 2023 Offering Date and as of December 31, 2023:

5,355,877 shares of the Issuer’s common stock.

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Includes 2,197,999 shares of the Issuer’s common stock that are held by Cresset Trust Company, LLC (formerly known as Meristem Trust Company, LLC) as trustee of the John R. Wilson Irrevocable Trust dated July 9, 2020. The Reporting Person does not serve as a trustee of such trust and has no voting or dispositive power with respect to these shares. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his security interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(b) Percent of class:

As of the Initial Date: 8.98%, based on 61,931,255 shares of common stock outstanding of the Issuer as of December 31, 2020, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 12, 2021.

As of December 31, 2021: 8.42%, based on 63,565,886 shares of common stock outstanding of the Issuer as of December 31, 2021, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 10, 2022.

As of December 31, 2022: 5.75%, based on 93,093,243 shares of common stock outstanding of the Issuer as of December 31, 2022, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 15, 2023.

As of the June 2023 Offering Date and as of December 31, 2023: 4.69%, based on 114,063,336 shares of common stock outstanding of the Issuer, as set forth in the 10-Q.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

As of the Initial Date: 3,214,955 shares of the Issuer’s common stock.

As of December 31, 2021: 3,156,462 shares of the Issuer’s common stock.

As of December 31, 2022: 3,157,878 shares of the Issuer’s common stock.

As of the June 2023 Offering Date and as of December 31, 2023: 3,157,878 shares of the Issuer’s common stock.

(ii) Shared power to vote or to direct the vote:

As of the Initial Date, December 31, 2021, December 31, 2022, the June 2023 Offering Date and December 31, 2023: 0.

(iii) Sole power to dispose or to direct the disposition of:

As of the Initial Date: 3,214,955 shares of the Issuer’s common stock.

As of December 31, 2021: 3,156,462 shares of the Issuer’s common stock.

As of December 31, 2022: 3,157,878 shares of the Issuer’s common stock.

As of the June 2023 Offering Date and as of December 31, 2023: 3,157,878 shares of the Issuer’s common stock.

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(iv) Shared power to dispose or to direct the disposition of:

As of the Initial Date, December 31, 2021, December 31, 2022, the June 2023 Offering Date and December 31, 2023: 0.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. 2,197,999 of the shares are held by Cresset Trust Company, LLC (formerly known as Meristem Trust Company, LLC) as trustee of the John R. Wilson Irrevocable Trust dated July 9, 2020. The Reporting Person does not serve as a trustee of such trust and has no voting or dispositive power with respect to these shares. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his security interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of such shares for any purpose.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable

Item 8. Identification and Classification of Members of the Group. Not applicable

Item 9. Notice of Dissolution of Group. Not applicable

Item 10. Certifications. Not applicable

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 9, 2023	Signature:	/s/ John Robert Wilson
		Name:	John Robert Wilson